Exhibit 2.2

REPURCHASE AGREEMENT

(Two Step)

This Repurchase Agreement (“Agreement”) is entered into as of October 1, 2009 (“Effective Date”) by and between THE TORO COMPANY, a Delaware corporation, a manufacturer (hereinafter “Seller”), and RED IRON ACCEPTANCE, LLC, a Delaware limited liability company (“Red Iron”), to set forth the terms and conditions under which Red Iron will provide financing for certain dealers and distributors as set forth below. In consideration of the matters and mutual agreements herein contained, Red Iron and Seller agree as follows:

1.                                         Definitions.

(a) “Approval” herein shall mean Red Iron’s agreement, whether in writing, by electronic transmission or orally (provided, however, that such oral agreement be promptly confirmed in writing), to provide floorplan inventory financing for the sale of Inventory by Seller or an affiliate of Seller to a Dealer and/or Distributor, which agreement shall be in effect for a period of sixty (60) days from the date issued.

(b) “Dealer” herein shall mean any person, firm or corporation which buys Inventory at wholesale from Seller or an affiliate of Seller and sells Inventory at retail.

(c) “Dealer Invoice” herein shall mean an invoice, bill of sale or other evidence, whether in writing or electronically transmitted, of the sale or delivery of Inventory by Seller or an affiliate of Seller to a Dealer.

(d) “Distributor” herein shall mean any person, firm, corporation or buying group which buys Inventory from Seller or an affiliate of Seller and sells Inventory at wholesale.

(e) “Distributor Invoice” herein shall mean an invoice, bill of sale or other evidence, whether in writing or electronically transmitted, of the sale or delivery of Inventory by Seller or an affiliate of Seller to a Distributor.

(f) “Distributor to Dealer Invoice” herein shall mean an invoice, bill of sale or other evidence, whether in writing or electronically transmitted, of the sale or delivery of Inventory by a Distributor to a Dealer.

(g) “Inventory” herein shall mean any and all products, including parts and accessories, software and related services manufactured, distributed or sold at wholesale by Seller or an affiliate of Seller.

(h) “Invoice” herein shall mean a Dealer Invoice, a Distributor Invoice and/or a Distributor to Dealer Invoice, either collectively or individually, as the case may be.

(i) “Wholesale Instrument” herein shall mean an Invoice, billing statement, inventory schedule or other evidence of indebtedness, including the books and records of Red Iron, arising out of the financing by Red Iron of an Invoice.

2.                                         Financing Program.

(a) If Seller or an affiliate of Seller requests an Approval or sends to Red Iron an Invoice, and the Dealer and/or Distributor related to such Approval or Invoice is eligible for floorplan inventory financing in accordance with the credit and operational policies of Red Iron, then Red Iron shall, from time to time in its commercially reasonable discretion consistent with such credit and operational policies, issue such Approvals and advance against such Invoices, all under the terms of this Agreement. Upon issuance of an Approval by Red Iron, Seller shall (or, as applicable, shall cause its affiliate to) deliver an original Invoice to Red Iron. Provided Red Iron receives the Invoice within sixty (60) days of the date Red Iron issued the Approval and within thirty (30) days of the ship date referred to in the Invoice, Red Iron shall pay Seller or its affiliate, as applicable, the amount of the Invoice, subject to the terms of the financing program then in effect between Seller and Red Iron. If the Invoice is not received within said 60- and 30-day periods, or is not acceptable in form or content once received, Red Iron has the right, without notice to Seller or its affiliate, as applicable, to cancel the Approval related to said Invoice. Prior to funding any Approval, Red Iron has the right to cancel said Approval upon oral or written notice (provided, however, that oral notice be promptly confirmed in writing) to Seller or its affiliate, as applicable, should Dealer or Distributor be in default of any of its obligations to Red Iron and provided that Seller or its affiliate, as applicable, has not shipped Inventory in reliance on Red Iron’s Approval. Advances on Invoices and Approvals for such advances issued by Red Iron as provided hereunder shall constitute an acceptance of the terms and conditions hereof by Seller (for itself or on behalf of its affiliate, as applicable) and Red Iron as to each such advance, and no other act or notice shall be required on the part of Red Iron or Seller (or its affiliate, as applicable) to entitle such advances and Approvals to the benefits of this Agreement. Red Iron may deduct, set-off, withhold and/or apply any sums from payments due to Seller (either on behalf of itself or its affiliate, as applicable) from Red Iron under this Agreement any sums or payments due to Red Iron from Seller and/or its affiliates in respect of any advance to be made by Red Iron against any Invoice.  Seller and Red Iron may from time to time enter into written agreements for any Seller sponsored special financing program for Dealers and/or Distributors.

(b)  If Seller or an affiliate of Seller delivers to Red Iron an original Invoice that is the subject of open account financing of inventory and related items and the amount of such Invoice is within (i) pre-established credit limits applicable to the Dealer and/or Distributor related to such Invoice and (ii) unsecured credit limits established by Red Iron from time to time (which shall not be less than $4,000,000 in the aggregate at any time unless otherwise agreed by the parties hereto), then Red Iron shall, from time to time in its commercially reasonable discretion consistent with the credit and operational policies of Red Iron, make an advance against such Invoice under the terms of this Agreement.  Subject to the foregoing, if Red Iron receives the Invoice within thirty (30) days of the ship date referred to in the Invoice, Red Iron shall pay Seller or its affiliate, as applicable, the amount of the Invoice, subject to the terms of the financing program then in effect between Seller and Red Iron.  Advances on Invoices issued by Red Iron as provided hereunder shall constitute an acceptance of the terms and conditions hereof by Seller (for itself or on behalf of its affiliate, as applicable) and Red Iron as to each such advance, and no other act or notice shall be required on the part of Red Iron or Seller (or its affiliate, as applicable) to entitle such advances to the benefits of this Agreement.  Red Iron may deduct, set-off, withhold and/or apply any sums from payments due to Seller (either on behalf of itself or its affiliate, as applicable) from Red Iron under this Agreement any sums or payments due to Red Iron from Seller and/or its affiliates in respect of any advance to be made by Red Iron against any Invoice.

(c) If (i) Seller or an affiliate of Seller requests an Approval or sends to Red Iron an Invoice or requests that Red Iron accept a group of Invoices attributable to a single Dealer or Distributor, which would otherwise be subject to Section 2(a) above but for the fact that the Dealer and/or Distributor related to such Approval or Invoice is not eligible for floorplan inventory financing in accordance with the credit and operational policies of Red Iron or (ii) Seller or an affiliate of Seller delivers to Red Iron an original Invoice or requests that Red Iron accept a group of Invoices attributable to a single Dealer or Distributor, which would otherwise be subject to Section 2(b) above but for the fact that such Invoice fails to meet the requirements of Section 2(b) (in either case whether as part of an individual request or group request a “Non-conforming Invoice”), then, provided such request indicates that any such Non-conforming Invoice is subject to the Recourse Obligation set forth below, Red Iron shall, from time to time in its commercially reasonable discretion, issue such Approval and advance against such Non-conforming Invoice, all under the terms of this Agreement including the applicable terms set forth in Section 2(a) and 2(b) above but subject to the Recourse Obligation. Seller hereby requests that Red Iron accept all Invoices which would otherwise be subject to Section 2(a) or Section 2(b) with respect to the Dealers/Distributors listed on Schedule 1 attached hereto and agrees that all such Invoices are subject to the Recourse Obligation.  If a Dealer or Distributor shall default in the payment of any Non-conforming Invoice, after the expiration of any cure period applicable to such Non-conforming Invoice and upon demand by Red Iron which shall set forth in reasonable detail the nature of such default, Seller shall repurchase such Non-conforming Invoice from Red Iron as provided below, which repurchase, subject to Seller’s performance thereof, shall be Red Iron’s sole and exclusive remedy with respect to such defaulted Non-conforming Invoice (such repurchase obligation being referred to herein as the “Recourse Obligation”). In connection with such repurchase, Seller or Toro, as appropriate, shall pay to Red Iron in immediately available funds not later than five (5) Business Days after Seller’s receipt from Red Iron of demand for the repurchase of such Non-conforming Invoice, in payment for such repurchase, an amount equal to the outstanding balance (including accrued but unpaid interest) remaining unpaid under such Non-conforming Invoice. The payment of such amount in immediately available funds shall otherwise be considered payment in full of such Non-conforming Invoice. Upon the payment required to be made to Red Iron as provided in this Section 2(c), Red Iron shall automatically and without further action be deemed to transfer, assign, set over and otherwise convey to Seller or its designee, without recourse, representation or warranty, except as set forth in the immediately following sentence, all the right, title and interest of Red Iron in and to the applicable Non-conforming Invoice, all moneys due or to become due and all collateral security with respect thereto and all amounts received with respect thereto and all proceeds thereof. Such transfer shall be free and clear of any liens created by or through Red Iron.  Any collections received by Red Iron after the date of transfer with respect to any Non-conforming Invoices transferred to Seller or its designee pursuant to this Section 2(c), as well as any amounts received by Red Iron after the date of transfer from an account debtor with respect thereto shall be deemed held by Red Iron in trust and as fiduciary for Seller or its designee and Red Iron shall pay the same over to Seller or its designee promptly upon receipt.  Red Iron will irrevocably instruct any account debtor with respect to such repurchased Non-

conforming Invoice to make all payments on account thereof after such assignment to Seller or its designee.  Red Iron shall execute such documents and instruments of transfer or assignment and take such other actions as shall reasonably be requested by Seller or its designee to effect the conveyance of such Non-conforming Invoice pursuant to this Section 2(c). Red Iron’s rights under this paragraph with regard to Non-conforming Invoices are in lieu of Red Iron’s rights under the provisions of Sections 3(a) and 3(b) of this Agreement and are not subject to the limitation set forth in Section 4(a) of this Agreement. Notwithstanding the foregoing, if Red Iron notifies Seller, as a result of its own determination or in response to a request from Seller, that due to changed circumstances any Non-conforming Invoice or any group of Non-conforming Invoices attributable to a single Dealer or Distributor sold to Red Iron pursuant to this Section 2(c) is no longer subject to any condition requiring that it or they be treated as Non-conforming Invoice(s) such that it or they would qualify for sale pursuant to either Section 2(a) or 2(b) above, the subject Invoice(s) shall no longer be considered as Non-conforming Invoice(s) and Seller shall no longer be subject to the Recourse Obligation with respect thereto; provided, however, that such Invoice shall be subject to the provisions of Section 3(a), 3(b) and 4(a) of this Agreement.  Red Iron agrees to respond to any request from Seller made pursuant to the preceding sentence, which request shall specify with reasonable detail the basis for such request, indicating Red Iron’s acceptance of such request or rejection of such request and the reason for such rejection, in writing within [five (5) Business Days] after Red Iron’s receipt of such request from Seller. At such time as all Invoices due from any of the Dealers/Distributors listed on Schedule 1 attached hereto are determined in accordance with the foregoing procedure no longer to be Non-conforming Invoices, such Schedule 1 shall be amended to delete reference to such Dealer/Distributor. Likewise, at such time as Seller requests that Red Iron accept a group of Invoices attributable to a single Dealer or Distributor as Non-conforming Invoices in accordance with the provisions of this Section 2(c), such Schedule 1 shall be amended to add a  reference to such Dealer/Distributor.

(d)  Upon payment to Seller or an affiliate of Seller of the amount of an Invoice pursuant to the terms of the preceding paragraphs (a), (b)or (c), Seller or its affiliate, as applicable, shall be deemed, without the necessity of any further action, to have transferred, assigned, set over and otherwise conveyed to Red Iron, without recourse except as provided herein, all its right, title and interest in, to and under, such Invoice and any related Wholesale Instrument, any collateral security securing payment thereof and any other credit support together with all monies due or to become due and all amounts received or receivable with respect thereto, including all rights to receive payments thereon from any Dealer and/or Distributor.  For accounting purposes, no Seller or affiliate of Seller, as applicable, shall account for the transactions contemplated by this Agreement in any manner other than, with respect to the sale of each Invoice, as a true sale and absolute assignment of its full right, title and ownership interest therein to Red Iron.  Seller and its affiliates shall also maintain their respective records and books of account in a manner which clearly reflects each such sale of Invoices to Red Iron.

(e)  Seller (on behalf of itself and its affiliates) hereby grants to Red Iron a limited power of attorney for the sole purpose of endorsing checks, drafts and other instruments received by Red Iron payable to the order of Seller and its affiliates and relating, in whole or in part, to receivables held by Red Iron.

3.             Repurchase of Inventory; Extended Service Contract Recourse.

(a) Seller’s repurchase of Inventory sold by Seller or its affiliates directly to a Dealer or Distributor. Subject to Section 4, if Red Iron shall repossess or come into possession of any Inventory, or any part thereof, covered by any Dealer Invoice or Distributor Invoice, Seller agrees to repurchase such Inventory from Red Iron in a condition that is new and unused, subject to normal wear and tear resulting from display or demonstration, and wherever located. Seller shall pay Red Iron, within thirty (30) days of request therefor and in good funds, the outstanding balance (including accrued but unpaid interest) remaining unpaid under such Invoice. In addition, Seller shall pay Red Iron for all costs and expenses actually incurred by Red Iron in taking possession or in the repossession of such Inventory, including shipping and storage costs (not to exceed 10% of the original Invoice) plus reasonable attomeys’ fees and court costs actually incurred. Seller shall not assert any interest in or title to such Inventory until it has paid Red Iron all amounts as specified herein in full.

(b) Seller’s repurchase of Inventory sold by a Distributor to a Dealer. Subject to Section 4, if Red Iron shall repossess or come into possession of any Inventory, or any part thereof, covered by any Distributor to Dealer Invoice, and Distributor fails to repurchase such Inventory from Red Iron within thirty (30) days of Red Iron’s demand therefor, Seller agrees to repurchase such Inventory from Red Iron in a condition that is new and unused, subject to normal wear and tear resulting from display or demonstration, and wherever located. Subject to Section 3(h), Seller shall pay Red Iron, within thirty (30) days of request therefor and in good funds, the outstanding balance (including accrued but unpaid interest) amount remaining unpaid under such Distributor to Dealer Invoice. In addition, Seller shall pay Red Iron for all costs and expenses actually incurred by Red Iron in taking possession or in the repossession of such Inventory, including shipping and storage costs (not to exceed 10% of the original Invoice) plus reasonable attorneys’ fees and court costs actually incurred. Seller shall not assert any interest in or title to such Inventory until it has paid Red Iron all amounts as specified herein in full.

(c) Seller and Red Iron agree that the repurchase of Inventory hereunder shall not be deemed to be a transfer subject to Sections 9-615(f) or 9-618 of the Illinois Uniform Commercial Code or any similar provision of any other applicable law.

(d) If an Invoice delivered to Red Iron by Seller does not identify the covered Inventory by serial number, but only by model number, and Seller cannot prove to Red Iron’s reasonable satisfaction that an item of Inventory is covered by a particular Invoice, then for purposes of determining the age or price of an item of Inventory under this Agreement, the item of Inventory shall be deemed to be covered by the most recent Invoice which has an item with the same model number as the item of Inventory tendered for repurchase.

(e) Seller further agrees that in the event Red Iron refinances Inventory pursuant to a buyout of debt from another financing source or otherwise, such Inventory will be subject to repurchase by Seller under this Section 3, notwithstanding the fact that Red Iron did not finance the initial purchase of such Inventory from Seller.

(f)  Seller agrees (and Seller will cause its affiliates, as applicable) to execute any additional agreements, instruments, and documents which Red Iron may reasonably require to maintain Red Iron’s rights and interests in any Inventory.

(g)  To the extent reasonably feasible, and without prejudicing Red Iron’s rights, Red Iron shall provide Seller prior written notice of Red Iron’s intent to commence litigation against a Dealer or Distributor.

(h) Red Iron shall provide Seller contemporaneous written notice of any action by Red Iron against a Dealer or Distributor with respect to any amounts unpaid under a Distributor to Dealer Invoice.  Red Iron shall not make a demand on Toro to perform its obligations under Section 3(b) above until at least ten (10) days after providing such notice to Seller or, in the case where the Dealer or Distributor disputes such amounts in good faith, until at least thirty (30) days after providing such notice to Seller.

(i)  If an Invoice for an extended service contract is not paid when due, then Red Iron shall have the benefit of recourse to Seller with respect to such Invoice on such terms as Red Iron and Seller shall mutually agree from time to time.

4.             Net Repurchase Limit; Remarketing.

(a) Neither Seller nor any affiliate of Seller shall have any obligation under Section 3 or under the terms of any other repurchase agreement entered into by and between Seller or an affiliate of Seller, on the one hand, and Red Iron on the other, to repurchase any additional Inventory in a Calendar Year once the aggregate amount of repurchase obligations fully and finally paid hereunder to Red Iron during such Calendar Year equals or exceeds the Net Repurchase Limit for such Calendar Year.  “Net Repurchase Limit” shall mean Seven and One-Half Million Dollars ($7,500,000) for each Calendar Year during the term of this Agreement.  The foregoing Net Repurchase Limit shall not relieve Seller or its affiliates from (i) any obligation to repurchase or otherwise acquire any Inventory pursuant to any separate agreement between Seller or an affiliate of Seller and any Distributor or (ii) any other recourse obligation Seller or an affiliate of Seller may have to Red Iron (including the recourse described in Sections 2(c) and 3(i) hereof).

(b) Once the Net Repurchase Limit has been reached in a Calendar Year, Seller agrees to use its best efforts to remarket any additional repossessed Inventory on behalf of Red Iron on a non-discriminatory, non-priority basis for an amount not less than the outstanding balance (including accrued but unpaid interest) remaining due Red Iron on such Inventory.  As used herein, such best efforts shall include advertising and using the same methods to market such Inventory as Seller uses to market similar products in the course of conducting its own business, subject to Red Iron’s rights to approve all aspects of any resale of such Inventory.  Red Iron acknowledges that Seller in the ordinary course of its business will be engaged in the marketing of other similar Inventory and that such activity shall not constitute a breach of any duty of Seller under the terms of this Section 4(b) so long as Seller complies with the two immediately preceding sentences.  Red Iron will reimburse Seller for reasonable out-of-pocket, third party expenses, including reasonable commissions (if any), incurred by Seller in providing remarketing services pursuant to this Section 4(b).

5.             Seller Representations and Warranties.

(a) Seller represents and warrants, at the time of any Red Iron Approval and/or advance against any Invoice as provided hereunder, that: (i) each and every Invoice issued by Seller or its affiliate, as applicable, represents valid obligations of a Dealer and/or Distributor, is legally enforceable according to its terms and relates to bona fide, original acquisition sales of Inventory by Seller or its affiliate, as applicable, to a Dealer and/or Distributor without any claim, offset or defense to payment by Dealer and/or Distributor and that Dealer and/or Distributor requested that the acquisition of Inventory be financed by Red Iron; (ii) Seller’s (or, as applicable, its affiliate’s) title to all Inventory is free and clear of all security interests, liens and encumbrances when transferred to Dealer and/or Distributor and Seller or its affiliate, as applicable, transfers to Dealer and/or Distributor all its right, title and interest in and to the Inventory; (iii) the Inventory is in new and unused condition; it is of the kind, quality and condition represented or warranted to Dealer and/or Distributor; it meets or exceeds all applicable federal, state and local safety, manufacturing and other standards; and if it is a type of Inventory customarily crated or boxed, such crate or box is factory sealed.

(b) In the event of breach of any of the foregoing representations or warranties, Seller will, immediately upon demand, purchase from Red Iron the Wholesale Instrument relating to the Invoice or Inventory with respect to which the representation/warranty was breached and pay, in good immediately available funds, the unpaid balance amount of the Wholesale Instrument, plus all charges owing by Dealer and/or Distributor with respect thereto, and all of Red Iron’s costs and expenses, including reasonable attorneys’ fees, actually incurred in connection with such breach.

6.             Seller Covenants and Indemnity.

Seller covenants as follows:

(a)  All Inventory financed by Red Iron shall be subject to applicable product warranties of Seller (or its affiliate, as applicable), and Seller agrees to perform, or cause to be performed, all repairs, modifications and/or other acts required of Seller or its affiliate, as applicable, pursuant to said product warranties. All expenses of performance under this covenant shall be paid by Seller.

(b)  If Seller or its affiliate, as applicable, accepts the return from any Dealer and/or Distributor of any Inventory covered by any Wholesale Instrument, voluntarily or otherwise, whether or not any substitution is made for such returned Inventory, Seller will reimburse Red Iron for the unpaid balance amount of the Wholesale Instrument within thirty (30) days of the return.

(c) At any time at which Seller is not required to file reports with the U.S. Securities Exchange Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, Seller will, upon request, promptly provide Red Iron with Seller’s year-end balance sheet and annual profit and loss statement for each fiscal year prepared in accordance with generally accepted accounting principles, consistently applied.

(d)  All transactions of Seller and its affiliates related to the sale of Inventory financed by Red Iron shall comply with all applicable laws, rules, regulations and orders of all governmental entities having jurisdiction over such transactions.  Seller agrees to indemnify and hold Red Iron harmless from and against any and all claims, damages, costs, expenses, penalties and judgments asserted or imposed upon, or incurred by, Red Iron as a result of breach by Seller or its affiliates of any provision of this Section 6.

(e)  Seller will notify Red Iron promptly (i) if Seller or its affiliate, as applicable, terminates, or gives notice of its intent to terminate, its agreement with any Distributor or (ii) if any Distributor terminates, or gives notice of its intent to terminate, its agreement with Seller or one of its affiliates.

7.             Waivers.

(a) Seller (on behalf of itself and its affiliates) waives: notice of non-payment; protest and dishonor and notice of protest and dishonor of any Wholesale Instrument; notice of Red Iron’s acceptance of this Agreement; and all other notices to which Seller or its affiliates might otherwise be entitled to by law. Red Iron may, at any time or times, without notice to or further consent of Seller or its affiliates, renew and extend the time of payment of Wholesale Instruments and compromise or adjust claims on Wholesale Instruments or Inventory covered thereby and waive or modify performance of such terms and conditions of its financing arrangement with Dealers and/or Distributors, as Red Iron may determine to be reasonable, and no such renewal, extension, compromise, adjustment, waiver or modification shall affect the obligations or liabilities of Seller hereunder.

(b) No waiver of any provision of this Agreement shall be implied, and no waiver shall be valid, unless it is in writing and signed by the person or party to be charged.  No waiver of any breach of any of the terms, provisions or conditions of this Agreement shall be construed as or held to be a waiver of any other breach, or a waiver of, acquiescence in, or consent to, any further or succeeding breach hereof.

8.             Term and Termination.

(a)  Initial Term.  The initial term of this Agreement shall commence on the Effective Date and, provided this Agreement is not terminated earlier as otherwise provided herein, shall continue until October 31, 2014 (the “Initial Term”) and thereafter shall be extended automatically for additional two-year terms (each, an “Additional Term”) unless at least one year prior to the expiration of the Initial Term or Additional Term (as applicable) either party gives notice to the other party of its intention not to extend the term, in which event the Agreement shall terminate at the end of the then current Initial Term or Additional Term.  Notwithstanding the foregoing, this Agreement shall automatically terminate upon the final dissolution, winding up and liquidation of Red Iron.

(b)  Default Termination.   If Seller (or, as applicable, one of its affiliates) is in default of any of the provisions of this Agreement and Seller shall fail to cure (or cause the cure of) such default within thirty (30) days after notice by Red Iron of such default (or such longer period of time as is reasonably necessary to allow Seller to cure (or cause the cure of) such default but, in any event, not more than seventy-five (75) days after notice by Red Iron of such default), Red Iron shall then have the right to terminate this Agreement without further notice and without penalty and the right to exercise all remedies available to Red Iron under applicable law.

(c)  Effect of Termination.   The termination of all or any part of this Agreement shall not affect the obligations of Seller or its affiliates with respect to Invoices approved or advanced against by Red Iron, or other obligations incurred by either party, prior to the effective date of such termination.

9.             General.

(a) This Agreement has been duly authorized and executed by Seller and Red Iron and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and/or assigns, subject to the limitations of this Section 9(a). Neither party may assign this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld), unless such assignment is to a successor-in-interest to the assigning party.

(b) This Agreement constitutes the entire agreement between the parties and contains all of the agreements between the parties with respect to the subject matter hereof.  This Agreement supersedes any and all other agreements, either oral or written, between the parties hereto with respect to the subject matter hereof.  No amendment or modification of this Agreement shall be valid unless the same shall be in writing and signed by the parties hereto.  Notwithstanding the foregoing, the parties acknowledge that there may be other agreements between them from time to time covering related matters such as financing program terms, Seller sponsored rate programs or electronic invoice transmission which shall continue in full force and effect. This Agreement shall not be deemed to create, or intend, a joint venture, partnership, agency or other similar relationship between Seller and Red Iron.

(c)  Notices and all other communication provided for herein shall be in writing and shall be deemed to have been given to a party at the earlier of (i) when personally delivered, (ii) 72 hours after having been deposited into the custody of the U.S. Postal Service, sent by first class certified mail, postage prepaid, (iii) one business day after deposit with a national overnight courier service, (iv) upon receipt of a confirmation of facsimile transmission or (v) upon receipt of electronic mail (with a notice contemporaneously given by another method specified in this Section 9(c)); in each case addressed as follows:

If to Red Iron:	Red Iron Acceptance, LLC
8111 Lyndale Avenue South
Bloomington, MN 55420
Attention: General Manager
Telephone: (952) 887-8266
Facsimile: (952) 887-8258
Email: tevans@tcfif.com

If to Seller:	The Toro Company
8111 Lyndale Avenue South
Bloomington, MN 55420
Attention: Treasurer
Telephone: 952-887-8449
Facsimile: 952-887-8920
Email: Tom.Larson@toro.com

or to such other address as either party hereto may have furnished to the other party hereto in writing in accordance herewith, expect that notices of change of address shall be effective only upon receipt.

(d) This Agreement shall be subject to and governed by the laws of the state of Illinois, without regard to conflicts of law principles.

(e) The respective acts and obligations of the parties under this Agreement shall be performed solely by said parties; provided, however, if any act or obligation hereunder is performed by any party’s subsidiary, affiliate or agent, then such performance shall be deemed to be the act or obligation of Seller or Red Iron, as applicable.

(f) Seller agrees to pay all reasonable out of pocket costs and expenses, including attorneys’ fees, actually incurred by Red Iron in enforcing any of the provisions of this Agreement.

(g) EACH OF SELLER AND RED IRON, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AS TO ANY ISSUE RELATING TO THIS AGREEMENT IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  THIS WAIVER IS A MATERIAL INDUCEMENT FOR OUR ENTERING INTO THIS AGREEMENT.

(h)  Each of Seller and Red Iron hereby irrevocably submits to the non-exclusive jurisdiction of the Federal courts and the courts of the state of Minnesota sitting in Minneapolis or St. Paul, Minnesota or any state court located in Hennepin County, Minnesota, and by execution and delivery of this Agreement, each party hereto accepts for itself and in connection with its properties, generally and unconditionally, the non-exclusive jurisdiction of such courts with respect to any litigation concerning this Agreement or the transactions contemplated hereby or any matters related thereto.  Each party hereto irrevocably waives any objection (including any objection to the laying of venue or any objection on the grounds of forum non conveniens) which it may now or hereafter have to the bringing of any proceeding with respect to this Agreement to the courts set forth above.  Each party hereto agrees to the personal jurisdiction of such courts and that service of process may be made on it at the address indicated in Section 9(c) above.  Nothing herein shall affect the right to serve process in any other manner permitted by law.

(i)  NO PARTY TO THIS AGREEMENT SHALL BE RESPONSIBLE OR LIABLE TO ANY OTHER PARTY TO THIS AGREEMENT, ANY SUCCESSOR, ASSIGNEE OR THIRD PARTY BENEFICIARY OF SUCH PERSON OR ANY OTHER PERSON ASSERTING CLAIMS DERIVATIVELY THROUGH SUCH PARTY, FOR PUNITIVE, EXEMPLARY OR, EXCEPT IN THE CASE OF FRAUD, BAD FAITH, WILLFUL MISCONDUCT OR GROSS NEGLIGENCE, INDIRECT OR CONSEQUENTIAL DAMAGES THAT MAY BE ALLEGED AS A RESULT OF ANY TRANSACTION CONTEMPLATED HEREUNDER.

(j)  If any portion or portions of this Agreement shall be, for any reason, invalid or unenforceable, the remaining portion or portions shall nevertheless be valid, enforceable and carried into effect, unless to do so would clearly violate the present legal and valid intention of the parties hereto.

(k)  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.  This Agreement may be executed by facsimile signature or electronic transmission, as directed by Red Iron.

(l)  The headings in this Agreement are inserted for convenience only and are not to be considered in the interpretation or construction of the provisions hereof.  Unless the context of this Agreement otherwise clearly requires, the following rules of construction shall apply to this Agreement: (i) the words “hereof,” “herein” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the words “include” and “including” and words of similar import shall not be construed to be limiting or exclusive and (c) the word “or” shall have the meaning represented by the phrase “and/or.”

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the Effective Date.

The Toro Company		Red Iron Acceptance, LLC
Seller

By:	/s/ Thomas J. Larson	By:	/s/ Tom Evans
Print Name:	Thomas J. Larson	Print Name:	Tom Evans
Title:	Vice President, Treasurer	Title:	General Manager
Tax ID No.:	41-0580470

Repurchase Agreement (Two Step)